

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

March 12, 2018

Francis R. Amato
Chief Executive Officer
Electrocore, LLC
150 Allen Road, Suite 201
Basking Ridge, New Jersey 07920

> **Re: Electrocore, LLC**
> **Draft Registration Statement on Form S-1**
> **Submitted February 13, 2018**
> **CIK No. 0001560258**

Dear Mr. Amato:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Market Data and Forecasts, page ii

1. Tell us whether you commissioned any third-party data for use in connection with your registration statement.

Implications of Being an Emerging Growth Company, page 7

2. Supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

3.   Indicate when you will make the election to pay the accrued but unpaid preference to the Series A Preferred Unit holders in cash or shares and how you will revise your disclosure to reflect such election.

Third-party payors . . ., page 15

4.   Briefly highlight and describe the different pricing and reimbursement referenced on page 126 that could result from the risk you describe here.

We must demonstrate to physicians…, page 16

5.   In an appropriate location, disclose the products from Novartis against which you will compete. Also, we note you refer to "products being developed" by the companies you identify. Clarify the status of development of those products.

Use of Proceeds, page 64

6.   Please revise to quantify and clarify the intended uses of the proceeds from this offering. For example, explain the "activities related" to the commercial launch and the nature of the "expansion" into additional indications that you intend to fund. Please also clarify how "specialty distribution channel" is different, if at all, from the specialty pharmacy network for your gammaCore product and why it will take additional funds to establish that channel for the new product. If the funds you intend to devote to each purpose will not be sufficient to accomplish the stated purpose, please state so directly and describe alternate sources of funds.

Corporate Conversion, page 66

7.   We note your disclosure in the second full paragraph on page 67 that the actual number of shares issued to holders of Units, the number of shares of common stock for which options and warrants will be exercisable, and the total number of shares outstanding following the corporate conversion will be adjusted. We also note that the number of shares of common stock and the number of options to be issuable to the holders of the Profit Interests will be determined based on the appreciation in value after the date of the grant through the completion of your offering. For all securities to be issued as a result of your corporate conversion, provide a sensitivity analysis for how the numbers of securities issued will vary given changes in your offering price and, with respect to the Profit Interests, the appreciation in value through the date of your offering. Please tell us how you intend to revise your disclosure under "Capitalization" and "Dilution," the disclosure regarding the number shares outstanding after your offering, and other relevant disclosure, to the extent the number of these securities materially changes.

Net Sales, page 76

8.   If you obtained CE Mark approval in 2011, indicate why you have generated minimal revenue to date for those indications.

Critical Accounting Policies and Estimates, Determination of Fair Value of Common Units, page 85

9.   Please tell us the estimated IPO price range once you have that information. To the extent there is a significant difference between the estimated grant-date fair value of your common shares (as converted from common units) during the past twelve months and the estimated IPO price range, discuss for us each significant factor contributing to the difference.

Business, page 89

10.   Briefly indicate the basis for your statement that your therapy has a similar pharmacological effect to that of multiple classes of medications including the one you indicate. Similarly, in an appropriate location, indicate the basis for your statements regarding your product causing changes in neurotransmitter expression and in the immune system.

11.   Please clarify the reason for the delay in launching your product. We note that you expect to commercially launch your product for acute treatment of eCH almost a year after you received FDA approval.

12.   Disclose when you anticipate commercially launching your gammaCore Sapphire product. We also note your disclosure that you intend that product to be a successor to gammaCore. Indicate whether you will market both of those products at the same time.

Manufacturing, page 125

13.   Your disclosure in the last paragraph here indicates you do not have any supply agreements, contrary to your disclosure on page 31. Please revise to clarify with you have supply agreements. If you do, please revise to clarify the nature of your arrangements under those agreements.

Commercialization, page 126

14.   Briefly disclose the material features of your initial product registry including how it drives commercialization of your products and who established, maintains and enters information into it.

15. With respect to the 50 key opinion leaders, disclose what you mean by the term "opinion leaders," disclose whether and how you compensate those individuals for their participation, and what agreements or understandings you have with these individuals as to their contribution to, and the duration of their terms, for advocating your products.

16. Clarify the nature of the established specialty pharmacy network. For example, is this a network with a national presence who can seek reimbursement from multiple payors? If material, identify the specialty pharmacy and the payors with which it will work.

17. We note you are still in the process of negotiating reimbursement policies for your product and your disclosure that without such reimbursement, patients will have to be willing to bear the entire cost of your therapy. Indicate the difference in price of your product in the absence of reimbursement.

Executive officers, page 143

18. Disclose the principal occupation of Mr. Vraniak from July 2013 to February 2014 and from January 2016 to August 2016.

Summary Compensation Table, page 152

19. Please clarify why the Profits Interests granted in 2017, as disclosed on pages 153-54, are not included in this table.

Principal Stockholders, page 170

20. Disclose all natural persons who exercise the sole or share voting and dispositive powers with respect to the shares held in the name of Core Ventures II, LLC.

Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies, page F-8

(i) Revenue Recognition, page F-10

21. Please revise to further describe how you apply each of the four general revenue recognition criteria cited in your disclosure. We also note from page 83 that you deliver the gammaCore products and subsequent refills in 31 day increments. Disclose how you determine pricing for the products and refills and the accounting treatment for each deliverable. Refer to the guidance in ASC 605-25-25.

22. Revise to clarify whether your sales to pharmaceutical distributors include any right of return or pricing adjustments. Please explain to us why you do not provide an allowance for returns, as indicated on page 83. Refer to ASC 605-15-25.

23.   We note that the gammaCore Patient Registry (GPR) program discussed on the gammaCore website indicates patients may be eligible to receive up to 2 months free and up to 1 year of co-pay assistance. Please revise to disclose, if material, your accounting treatment for this program.

You may contact Kristin Lochhead at (202) 551-3664 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or Geoff Kruczek, Senior Attorney, at (202) 551-3641 with any other questions.

Sincerely,

/s/ Geoff Kruczek for

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: John L. Cleary, II, Esq.
        Dentons US LLP